UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Greektown Superholdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

392485108

(CUSIP Number)

Athens Acquisition LLC

Attention: Matthew Cullen

1086 Woodward Avenue

Detroit, Michigan 48226

(313) 373-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485108

1.	Names of reporting persons. Athens Acquisition LLC 46-1560955
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,006,339
	8.	Shared voting power 0
	9.	Sole dispositive power 2,006,339
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,006,339
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 96.3% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 168,770 shares of Common Stock of the Issuer outstanding, as reported to the Reporting Persons by the Issuer, and assumes conversion of 1,324,947 shares of Series A-1 Preferred Stock (including warrants exercisable into 202,511 shares of Series A-1 Preferred Stock) and 227,236 shares of Series A-2 Preferred Stock (including warrants exercisable into 186,657 shares of Series A-2 Preferred Stock) after giving effect to dividends accrued as of the date hereof.

CUSIP No. 392485108

1.	Names of reporting persons. Daniel Gilbert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,006,339
	8.	Shared voting power 0
	9.	Sole dispositive power 2,006,339
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,006,339
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 96.3% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon 168,770 shares of Common Stock of the Issuer outstanding, as reported to the Reporting Persons by the Issuer, and assumes conversion of 1,324,947 shares of Series A-1 Preferred Stock (including warrants exercisable into 202,511 shares of Series A-1 Preferred Stock) and 227,236 shares of Series A-2 Preferred Stock (including warrants exercisable into 186,657 shares of Series A-2 Preferred Stock) after giving effect to dividends accrued as of the date hereof.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share, of Greektown Superholdings, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 555 East Lafayette, Detroit, Michigan, 48226.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by and on behalf of each of Athens Acquisition LLC, a Delaware limited liability company (“Athens Acquisition”), and Daniel Gilbert (“Mr. Gilbert”). Athens Acquisition and Mr. Gilbert are collectively referred to herein as the “Reporting Persons.” The principal place of business of Athens Acquisition is 1086 Woodward Avenue, Detroit, Michigan 48226. Mr. Gilbert’s principal business address is 1050 Woodward Avenue, Detroit, Michigan 48226.

The principal business of Athens Acquisition is to invest in the equity securities of the Issuer. Mr. Gilbert currently serves as Chairman of Rock Ventures LLC. As the sole member of Athens Acquisition, Mr. Gilbert may be deemed to be the indirect beneficial owner of any securities beneficially owned by Athens Acquisition. Athens Acquisition and Mr. Gilbert disclaim current beneficial ownership of any securities of the Issuer except as provided on the cover pages of this Schedule 13D. As used in this Schedule 13D, the terms “beneficial ownership,” “beneficially own” and other derivations thereof shall mean beneficial ownership as set forth in Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Mr. Gilbert is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Athens Acquisition and Mr. Gilbert with the Securities and Exchange Commission (the “SEC”) on February 8, 2013 with respect to shares of Preferred Stock, par value $0.01 per share, of the Issuer (the “Original Preferred Schedule 13D”) as amended by Amendment No. 1, filed with the SEC on March 11, 2013 (“Amendment No. 1”), Amendment No. 2, filed with the SEC on March 20, 2013 (“Amendment No. 2”), Amendment No. 3, filed with the SEC on April 9, 2013 (“Amendment No. 3”), and Amendment No. 4, filed with the SEC on April 15, 2013 (“Amendment No. 4”), is hereby incorporated by reference. The Original Preferred Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively.

Item 4. Purpose of Transaction.

As disclosed in Exhibit 99.5, as incorporated by reference herein, under the Stockholders Agreement, effective as of the Effective Date until the date upon which Athens Acquisition causes the Issuer to effect a “short-form” merger under applicable law, the Board of Directors of the Issuer (the “Board”) shall include at least two independent directors, one of whom shall be a minority independent director (the “Minority Independent Director”). As so disclosed and incorporated by reference herein, (i) the initial Minority Independent Director as of the Effective Date will be Freman Hendrix and, in the event of the death, disability, retirement, resignation or removal (with or without cause) of the initial Minority Independent Director, the first replacement for the initial Minority Independent Director will be Darrell Burks and (ii) , within one business day of the Effective Date, the Issuer shall take all actions necessary to cause a Schedule 14F-1 Information Statement to be filed with the SEC and transmitted to the Issuer’s record holders and on a date that is no later than ten days after the filing and transmission of such Schedule 14F-1, the Issuer shall take all actions necessary to cause the Board to consist solely of Mr. Gilbert, Matthew Cullen, Freman Hendrix, Darrell Burks and such other current members of the Board as Athens Acquisition may designate. The Reporting Persons are coordinating with the Issuer on the filing of the Schedule 14F-1 and intend that Messrs. Gilbert and Cullen join the Board as soon as practicable.

Other than as set forth in this Item 4, including through the materials incorporated by reference herein, the Reporting Persons do not have any plans or proposals required to be set forth herein. As set forth in the materials incorporated in this Item 4 by reference, the Reporting Persons reserve various rights as set forth therein.

The information set forth in Item 3 hereof is hereby incorporated herein by reference. The information set forth in Item 4 of Original Preferred Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No.3 and Amendment No. 4 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

(b) Athens Acquisition has the sole power to vote and dispose of the shares of Common Stock held by Athens Acquisition. Mr. Gilbert, as the sole member of Athens Acquisition, has the sole power to direct the vote and disposition of the shares of Common Stock held by Athens Acquisition.

(c) The transactions described in Item 3 are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 are hereby incorporated by reference.

Except as otherwise described herein and in the Joint Filing Agreement furnished herewith and attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated April 19, 2013

99.2	Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on February 8, 2013

99.3	Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on March 11, 2013

99.4	Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on March 20, 2013

99.5	Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on April 9, 2013

99.6	Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2013	ATHENS ACQUISITION LLC

	By:	/S/ DANIEL GILBERT
	Name:	Daniel Gilbert
	Title:	Chief Executive Officer

/S/ DANIEL GILBERT
DANIEL GILBERT

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated April 19, 2013

99.2	Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on February 8, 2013

99.3	Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on March 11, 2013

99.4	Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on March 20, 2013

99.5	Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on April 9, 2013

99.6	Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with the SEC on April 15, 2013